



Brent Murri · 3rd
Principal at M13
Santa Monica, California, United States · **Contact info**
500+ connections

M13

Brigham Young University - Marriott School of Management

Experience



Principal
M13
2017 – Present · 4 yrs
Los Angeles, California, United States

M13 is an early-stage venture fund focused on consumer technology. We invest in emerging technologies that will drive change across large consumer verticals such as health & wellness, communications, food, financial services, and housing.



Board Member
interviewing.io
Jul 2021 – Present · 5 mos



Board Member
Passport
Jun 2019 – Present · 2 yrs 6 mos



Private Equity/Growth Equity
Battery Ventures · Full-time
2016 – 2017 · 1 yr
San Francisco Bay Area

Battery Ventures is a global, technology-focused investment firm pursuing the most promising companies and ideas. Founded in 1983, our firm makes venture-capital and private equity investments from offices in Boston, Silicon Valley and Israel. We work hard, but humbly, and are guided by data-driven processes. We seek out extraordinary businesses a ...see more



Strategy Business Development
Samsung NEXT
2015 – 2016 · 1 yr
San Francisco Bay Area

Business and product strategy for the mobile team.

Transaction experience included Samsung's acquisition of cloud storage provider, Joyent.

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Education

BYU MARRIOTT

Brigham Young University - Marriott School of Management
Bachelor of Science, Business Management; Strategy emphasis
2006 – 2013
Activities and Societies: VP Marriott Undergraduate Student Association Investment Banking Club

Volunteer experience



Volunteer Representative
The Church of Jesus Christ of Latter-day Saints
2007 – 2009 · 2 yrs

Provided religious education, community outreach, service and support to the people of the Washington D.C. Metro Area.